HART & TRINEN
                                Attorneys at Law

                             1624 Washington Street
                             Denver, Colorado 80203
                                 (303) 839-0061
                              (303) 839-5414 (fax)



                                  July 26, 2002

Jeffrey P. Reidler
Assistance Director
Securities and Exchange Commission 450 5th Street, N.W.
Washington, D.C.  20001

      Re:   CEL-SCI Corporation
            Registration Statement on Form S-3
            Commission File No. 333-72415

Dear Mr. Reidler:

      This office represents CEL-SCI Corporation (the "Company"). On behalf of the Company, we request that the above-captioned registration statement be withdrawn. The reason for this request is that all shares issuable upon the exercise of options and warrants and which were the subject of the registration statement:

o    have expired, or
o have exercise prices which are significantly higher than the present market price of the Company's common stock.

      No securities were sold by means of the registration statement.

                                    Very Truly Yours,

                                    HART & TRINEN, L.L.P.



                                    By
                                        William T. Hart